UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 24, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Endurance International Group Holdings, Inc.

File No. 333-191061 - CF#29876

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Endurance International Group Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 9, 2013.

Based on representations by Endurance International Group Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through June 6, 2014
Exhibit 10.7	through April 1, 2018
Exhibit 10.8	through December 1, 2014
Exhibit 10.9	through May 9, 2014
Exhibit 10.10	through June 30, 2014
Exhibit 10.11	through April 1, 2018
Exhibit 10.26	through May 8, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary